UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003.

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____December 9, 2003____________

Date

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on September 17, 2003 89,318 common shares of the Issuer were issued pursuant to the exercise of warrant at a purchase price of $0.60; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 1st day of October, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 30, 2003

Item 3: Press Release

A Press release dated and issued September 30, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. wishes to announce the closing of the second part of the two-part brokered private placement announced July 2, 2003.

Item 5: Full Description of Material Change

See attached News Release dated September 30, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___October 1, 2003_____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

September 30, 2003

PACIFIC NORTH WEST CAPITAL CORP

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  1-800-667-1870

Brokered Private Placement Closed

Pacific North West Capital Corp. (the “Company”) wishes to announce the closing of the second part of the two-part brokered private placement announced July 2, 2003.

Pursuant to the second part of the brokered private placement, the Company has issued 2,160,222 units at a purchase price of $0.45 per unit for total proceeds of $972,099.90, with each unit being comprised of one common share of the Company and one-half of one share purchase warrant.  Each whole share purchase warrant is exercisable into one common share of the Company at a price of $0.60 per share for a period of 12 months after the date of issuance of the warrants.

As consideration for brokering the second part of the private placement, the Company issued 216,022 broker warrants, with each broker warrant being exercisable into one common share of the Company at a price of $0.50 per share for a period of 12 months after the date of issuance of the broker warrants.

On behalf of the Board of Directors

“Harry Barr”

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

October 29, 2003

Item 3: Press Release

A Press release dated and issued October 29, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. wishes to announce a significant new zone of mineralization has been delineated on the River Valley PGM Property.

Item 5: Full Description of Material Change

See attached News Release dated October 29, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___October 30, 2003____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP

October 29, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  1-800-667-1870

NEW PGM DISCOVERY AT VARLEY ZONE

RIVER VALLEY PROJECT, SUDBURY, ONTARIO

A significant new zone of mineralization has been delineated on the River Valley PGM Property.  Hole VA-01 intersected 73 metres (239 ft) of 1.52 g/t PGM including 23 metres (75 ft) of 2.2 g/t PGM. The mineralization is centred on the Varley Zone located 3 km south of the Lismer’s Ridge area. A previously reported mineral resource estimated prepared and reported in accordance with NI-43-101, indicates the presence of some 825,900 oz PGM (platinum, palladium + gold) and 200,600 oz PGM in the indicated and inferred categories respectively at Dana Lake and Lismer’s Ridge.

The Phase 5 ($5.3 million) drill program, currently in progress, is aimed at expanding the current resources on the property as well as investigating the more than 6 km of prospective intrusive contact that has not yet been drill tested. A new mineral resource estimate is in progress

PFN has known for sometime that higher platinum and palladium values (>10 g/t PGM) outcrop in gabbroic breccias in the Varley Zone; however, because of the extensive strike length of the mineralized breccia, this is the first opportunity that PFN has had to drill test this target.

It is important to note the scale of the mineralized zones drilled and delineated to date; (Dana Lake – 1 km; Lismer’s Ridge – 2km) There is the substantial opportunity for the discovery of additional sizeable mineralized zones at Varley and along the prospective breccia contact which extends another 4 km southeast of Varley.

Drilling is continuing with two drill rigs and will extend at least until the end of November. The Qualified Person for this release is Peter Dasler, M.Sc. P.Geo. Assays were carried out by XRAL Laboratories (SGS Group).

Drill Hole	From	To	Int	Int	Au	Pt	Pd	PGM
	m	m	m	ft	ppb	ppb	ppb	g/t
VA-01	109.00	182.00	73.00	239.51	68	419	1033	1.52
incl.	109.00	116.00	7.00	22.97	94	647	1778	2.52
incl.	109.00	112.00	3.00	9.84	152	1136	2927	4.22
incl.	110.00	111.00	1.00	3.28	402	2175	6722	9.30
incl.	122.00	145.00	23.00	75.46	88	626	1483	2.20
incl.	122.00	126.00	4.00	13.12	115	1339	3531	4.99
incl.	123.00	125.00	2.00	6.56	183	2037	5725	7.94
incl.	130.00	131.00	1.00	3.28	473	2261	5062	7.80
incl.	153.00	160.00	7.00	22.97	112	599	1475	2.19
incl.	154.00	157.00	3.00	9.84	137	783	2047	2.97
incl.	165.00	181.00	16.00	52.50	63	325	847	1.23
incl.	169.00	172.00	3.00	9.84	144	694	2042	2.88
VA-02	29.00	34.00	5.00	16.41	70	528	1250	1.85
	51.00	52.00	1.00	3.28	83	447	1420	1.95
VA-03	82.00	100.00	18.00	59.06	41	237	695	0.97
incl.	90.00	100.00	10.00	32.81	56	290	861	1.21
incl.	90.00	96.00	6.00	19.69	72	387	1196	1.66
incl.	90.00	91.00	1.00	3.28	123	868	3414	4.41
VA-04	129.00	152.00	23.00	75.46	37	193	599	0.83
incl.	129.00	130.00	1.00	3.28	183	447	4643	5.27
incl.	135.00	136.00	1.00	3.28	174	922	2066	3.16
incl.	140.00	143.00	3.00	9.84	48	324	865	1.24
incl.	151.00	152.00	1.00	3.28	87	433	1027	1.55
incl.	168.00	169.00	1.00	3.28	87	704	1129	1.92

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited “Anglo Platinum”, the world’s largest primary producer of platinum group metals) and the Agnew Lake Project, currently under option Anglo Platinum.  Anglo Platinum is funding a $5.3 million phase 5 drilling program in 2003 on River Valley and may earn a 65% interest by funding it to production..  In Alaska, PFN has a third Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. Lonmin is presently funding a US $920,000 exploration program. Total exploration commitments by major companies on PFN's projects in 2003 amount to CDN $6.8 million dollars. PFN is the operator of all three projects

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

On behalf of the Board of Directors

“Harry Barr”

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on October 2, 2003 6,000 common shares of the Issuer were issued pursuant to a property transaction at a price of $0.67; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 30th day of October, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on October 21, 2003 20,000 common shares of the Issuer were issued pursuant to the exercise of option at a price of $0.60; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 30th day of October, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on October 24, 2003 20,000 common shares of the Issuer were issued pursuant to the exercise of option at a price of $0.60; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 30th day of October, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on October 27, 2003 80,000 common shares of the Issuer were issued pursuant to the exercise of option at a price of $0.60; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 30th day of October, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

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